Exhibit 99.1

Oriental Culture Signs Memorandum of Strategic Cooperation for
Blockchain Based Digital Culture Products Service Business

Hong Kong, China, February 24, 2022, Oriental Culture Holding LTD (“Oriental Culture” or the “Company”) (NASDAQ: OCG) today announced that it has signed a strategic cooperation memorandum of understanding (“MOU”) with Heng Well Information Technology Co., Ltd. (“Heng Well”), pursuant to which parties will start the comprehensive cooperation on blockchain based digital cultural and artwork products service business.

According to the MOU, the parties will develop blockchain+ and NFT related services and business for cultural and artwork products to take the advantage of Heng Well’s experience and strength in the areas of blockchain and NFT and Oriental Culture’s experience and connections in the cultural and artwork market. The Company will draw on its extensive knowledge and experience in the existing and traditional cultural and artwork products market to build up an ecological service networking for the blockchain based digital cultural and artwork business by working together with Heng Well to expand the trade in cultural and artworks and engage a wide range of the population in the collection, trade, and communication of cultural and artwork products in different forms.

The parties agree to hold regular meetings between their senior management to provide guidance, support, and supervision of the development of new business, and to coordinate and resolve major issues arising in the business practice.

Mr. Mun Wah Wan, Chairman of Oriental Culture commented:” The market size of cultural and artwork products is increasing quickly, and the market demand for cultural and artwork trade platform and related services presents a diversified trend with the recent development of blockchain technology and NFT. Heng Well is a company that has advanced blockchain+ technology and rich experience in related areas, and the cooperation between our two companies will help us to offer blockchain based services for the digital cultural and artwork products, marking another milestone of the Company in its efforts to create a full-service and new technology driven platform for cultural and artwork products.”

About Oriental Culture Holding LTD.

Oriental Culture Holding LTD is an online collectibles and artwork e-commerce service provider that allows collectors, artists, art dealers and owners to access a much bigger art trading market where they can engage with a wider range of collectibles or artwork investors than they could likely encounter without our platforms. We currently facilitate trading by individual and institutional customers of all kinds of collectibles, artworks and commodities on our leading online platforms owned by our subsidiaries in Hong Kong. We also provide online and offline integrated marketing, storage and technical maintenance service to our customers in China. For more information about the Company, please visit: www.ocgroup.hk.

About Heng Well Information Technology Co., Ltd.

Jiangsu Heng Well Information Technology Co., Ltd. (“Heng Well”) is an innovative high-tech company focusing on information technology and integrating Internet+ concept into the ecological chain of various aspects of life. It is a member of the first National Blockchain and Distributed Accounting Technology Standardization Technical Committee in China, a member of the Board of Directors of China Blockchain Technology and Industry Development Forum, a member of Trusted Blockchain Initiatives, a Chinese sponsor of China-Canada Institute of Internet of Things and Blockchain Industry, and serves as president of Wuxi Blockchain Industry Alliance. Heng Well’s strategic plan covers the comprehensive blockchain ecology, including blockchain underlying technology development, and standard blockchain services etc. For more information about Heng Well, please visit: www.hwelltech.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, objectives, goals, strategies, future events or performance, as well as underlying assumptions and other statements that are not historical facts. A company is making forward-looking statements when it uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate” or similar expressions that do not relate solely to historical matters. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the Company’s objectives and strategies; the Company’s future business development; financial condition and results of operations; demand for and acceptance of products and services; reputation and brand name; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions relating to any of the foregoing and the Company’s other risks contained in its reports filed with the Securities and Exchange Commission. For these reasons, we caution investors not to place undue reliance on any forward-looking statements contained in this press release. Additional factors are discussed in the Company’s filings with the Securities and Exchange Commission, which are available at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances arising after the date hereof.

For further information, please contact:

Company Contact.

IR Department

Email: IR@ocgroup.hk

Phone: +852- 21103909